Denison Mines Corp.
1100 – 40 University Ave
Toronto, ON M5J 1T1
www.denisonmines.com
@DenisonMinesCo

PRESS RELEASE

DENISON REPORTS MCCLEAN LAKE MILL OBTAINS REGULATORY AUTHORIZATION TO PRODUCE UP TO 24 MLBS U3O8 PER YEAR

Toronto, ON – May 31, 2016  Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to report that its 22.5% owned McClean Lake mill has obtained authorization from the Canadian Nuclear Safety Commission (“CNSC”) to increase its annual production capacity of uranium (“U3O8”) from 13 million to 24 million pounds per year.

Located in the infrastructure rich eastern portion of the Athabasca Basin region, in Northern of Saskatchewan, the McClean Lake mill is one of the most technologically advanced uranium mills in operation and is the only facility in the world designed to process high grade uranium ore without dilution. Since 2013, the McClean Lake mill has been in the process of an upgrade and expansion program to improve, modernize and increase the capacity of various circuits while ensuring high standards of employee safety and environmental protection.

The McClean Lake mill is owned by the McClean Lake Joint Venture ("MLJV"), a joint venture between AREVA Resources Canada Inc. ("AREVA") (70%), Denison (22.5%) and OURD (Canada) Co. Ltd. (7.5%), and is operated by AREVA. The McClean Lake mill is currently processing ore from the Cigar Lake mine under a toll milling agreement.

This regulatory approval from the CNSC will lead to a progressive ramp-up of the mill in line with the Cigar Lake mine’s ramp-up to 18 million pounds U3O8 annually. The tandem of the Cigar Lake mine and McClean Lake mill will therefore become the second-largest uranium production centre in the world.

Denison’s President and CEO, David Cates, commented, “The restart of the McClean Lake mill has been a tremendous success for the MLJV and we are very pleased with the AREVA’s commitment to delivering operational results while maintaining a focus on the safety of the MLJV’s workers and the environment. With authorization from the CNSC to increase the annual production at the mill, the MLJV is now in a position to deliver on its tolling commitment with the Cigar Lake joint venture and will have excess licensed processing capacity – which speaks to the strategic importance of the mill to the entire region.”

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering over 350,000 hectares in the eastern Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, plus a 25.17% interest in the Midwest deposit and a 61.55% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, and a 90% interest in the Dome project in Namibia. Denison has recently entered into an agreement with GoviEx Uranium Inc. (GXU: CSE) to sell its African interests, with an expected closing date in late May or early June, 2016.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the activities, plans and objectives of joint venture partners and other contractual parties, including the proposed expansion of production at the McClean Lake mill, and Denison's interest therein.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 24, 2016 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.